UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 6, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020, the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by the Company with the SEC on October 2, 2020 and the Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 filed by the Company with the SEC on October 5, 2020, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 14D-9, as amended. This Amendment No. 6 is being filed to reflect certain updates as presented below.

Explanatory Note

Item 4. The Solicitation or Recommendation

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The following sentence is added after the first paragraph under the heading “Company Management’s Unaudited Prospective Financial Information—Company Management Projections”:

With regards to assumptions of general market and financial conditions, the management assumed that for the periods covered by the projections, the prevalence of peanut and tree-nut allergy and the demand for peanut and tree-nut allergy treatments would continue to grow, along with assumptions that financial markets would remain generally consistent with current market conditions in terms of access to capital and the price at which such capital could be accessed, if necessary.

•	The table provided under the heading “Company Management’s Unaudited Prospective Financial Information—Company Management Projections” is amended as follows:

The line item titled “COGS, R&D and SG&A expenses” is replaced in its entirety with the following separated line items:

		2020	2021	2022	2023	2024	2025	2026	2027
(in millions)
COGS	$	0	7	31	40	60	62	77	90
R&D	$	88	89	88	101	92	87	88	93
SG&A	$	176	182	199	248	325	386	444	485

		2028	2029	2030	2031	2032	2033	2034	2035
(in millions)
COGS	$	99	126	155	166	171	165	152	128
R&D	$	108	109	109	120	96	83	74	60
SG&A	$	528	568	612	659	638	549	467	421

•	The third sentence in the first paragraph under the heading “Opinion of Lazard Frères & Co. LLC—Miscellaneous” is hereby deleted and replaced with the following sentence:

In the two years prior to the delivery of Lazard’s opinion on August 28, 2020, Lazard and its affiliates earned compensation in the amount of approximately $13 million for investment banking services provided to L’Oréal S.A. or its subsidiaries.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy

Name:	Douglas Sheehy

Title:	General Counsel and Secretary

Dated: October 8, 2020